Mail Stop 03-05
      January 28, 2005

Mr. T.M. Williams
President and Chief Executive Officer
Bingo.com, Inc.
Suite 1405, 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3

Re:	Bingo.com, Inc.
	Amendment No. 2 to Form S-4 filed January 17, 2004
	File No. 333-120120

Dear Mr. Williams,

      We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Relationships and Related Transactions, page 57

1. We note your response to our prior comment 10. We re-issue the comment in part. Please clarify the meaning of the loan amounts, with year-end dates, included in parentheticals.

2. We note your response to our prior comment 13. Please confirm that all related party agreements, including loan agreements, identified in this section either have been filed as exhibits or are not material.


Exhibits and Financial Statements Schedules, page 64

3. We note that your Form 10-Q relating to Debenture A and Warrant A was filed on June 25, 2001, not July 25, 2001. Please revise.

4. We note that you are seeking to incorporate by reference a Management Agreement with T.M. Williams. Please clarify in the exhibit index, if true, that you are referring to the Amended Consultant Agreement included as Exhibit 10.24 to the Form 10-Q filed
August 14, 2002.

Exhibit 5.2

5. Please revise part #7 of the opinion, on page 3, to specify that the 24,399,086 shares will be "legally" or "validly" issued at the effective time of the merger.

6. Also, supplementally advise us what you mean by your statement in part #4 of the opinion on page 3. We are unclear of the purpose of your reference to the validity of the 2,000 shares held by Bingo Florida and it is unclear whether Bingo Florida already owns those 2,000 shares.

******
Closing

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Daniel Morris at (202) 824-5228 or me at
(202)
942-2936 with any questions.


      Regards,



Sara W. Dunton
Branch Chief